Mail Stop 4720
Via Facsimile and U.S. Mail

June 11, 2009

Mr. Nicholas W. Griffin
Chief Financial Officer
United Insurance Holdings Corp.
360 Central Avenue, Suite 900
St. Petersburg, FL 33701

      Re: United Insurance Holdings Corp.
              Item 4.01 Form 8-K
              Filed: April 22, 2009
              File No. 000-52833

Dear Mr. Griffin:

      On April 27, 2009, we completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    Franklin Wyman
                    Staff Accountant